Exhibit 4.3

NOTICE TO U.S. INVESTORS

The merger described herein relates to the securities of two foreign companies. The merger in which Telecom Italia Media S.p.A. ordinary shares and savings shares will be converted into Telecom Italia S.p.A. ordinary shares and saving shares, respectively, is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Telecom Italia S.p.A. and Telecom Italia Media S.p.A. are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Telecom Italia S.p.A. may purchase securities of Telecom Italia Media S.p.A. otherwise than under the merger offer, such as in open market or privately negotiated purchases.

Telecom Italia Group – Telecom Italia S.p.A. Direction and coordination

Registered Office in Rome at Via della Pineta Sacchetti no. 229

PEC - Certified Electronic Mail: adminpec@timedia.telecompost.it

Share capital 15,902,323.62 euros fully paid up
Tax Code and Rome Business Register Number 12213600153 - VAT Registration Number 13289460159

MERGER BY INCORPORATION OF TELECOM ITALIA MEDIA INTO TELECOM ITALIA

RESULTS OF THE OFFER IN OPTION AND PRE-EMPTION OF TELECOM ITALIA MEDIA SHARES SUBJECT TO WITHDRAWAL

Telecom Italy Media S.p.A. (TI Media or the Company) hereby announces the results of the offer of no. 7,553,485 ordinary shares (“Ordinary Shares Withdrawn”) and no. 1,902,484 savings shares (“Savings Shares Withdrawn”, and jointly “Shares Withdrawn”), for which it was exercised the right of withdrawal in connection with the merger of TI Media with and into Telecom Italia S.p.A. (The Merger), to the shareholders of the Company not withdrawing, as per the notice issued on July 3, 2015 (the Notice).

At the end of the offer period, which ended August 3, 2015, it has been expressed the willingness to buy - due to the exercise of the option rights, or due to exercising the pre-emption rights, as required by law – for all of shares offered, at a price of Euro 1.055 per ordinary share and € 0.6032 for each savings share (corresponding to the liquidation value of the shares of the two categories).

The number of shares required due the exercise of pre-emption rights was greater than the number of shares available; therefore, such shares were assigned in proportion to the quantities requested, as provided in the Notice.

The regulation of the Shares Withdrawn purchased (concerned by an irrevocable order of payment conferred by the subscriber to the Offer upon its depositary intermediary when filling in the Subscription Form) and consequently the withdrawals, will happen - through the intermediaries, respectively, of the shareholders who have subscribed the offer and of the withdrawing shareholders - subject to the Merger taking effect, according the terms to be specified by the Company with appropriate notice.

Consequently, following the merger, the buyers of shares (other than the incorporating company Telecom Italia) will receive directly Telecom Italia shares, in lieu of additional TI Media shares, on the basis of the exchange ratio established for the Merger, corresponding to 0.66 Telecom Italia ordinary share for each TI Media ordinary share purchased and 0.47 Telecom Italia savings shares for each TI Media savings share purchased.